Filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated February 7, 2018 to Prospectus dated February 7, 2018

Registration No. 333-213992

DARDEN RESTAURANTS, INC.

FINAL TERM SHEET

4.550% Senior Notes due 2048

Dated: February 7, 2018

Issuer:	Darden Restaurants, Inc.

Principal Amount:	$300,000,000

Expected Ratings:	Baa2 by Moody’s Investors Services, Inc. BBB by S&P Global Ratings BBB by Fitch Ratings

Trade Date:	February 7, 2018

Settlement Date:	February 22, 2018 (T+10)

Maturity Date:	February 15, 2048

Interest Payment Dates:	February 15 and August 15, beginning August 15, 2018

Coupon (Interest Rate):	4.550%

Benchmark Treasury:	2.750% due August 15, 2047

Benchmark Treasury Price / Yield:	93-06+ / 3.103%

Spread to Benchmark Treasury:	+145 basis points

Yield to Maturity:	4.553%

Price to Public:	99.952% of the principal amount

Optional Redemption: Make-Whole Call:
Prior to August 15, 2047 (the “Par Call Date”) (which is a date six months prior to the maturity of the notes), the notes will be redeemable at the Issuer’s option, in whole or from time to time in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest that would be due if the notes matured on the Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis at the Treasury Rate, plus 25 basis points, plus accrued and unpaid interest to the date of redemption.

Par Call:	On or after the Par Call Date, the notes will be redeemable at the Issuer’s option, in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date.

Repurchase at the Option of Holders upon a Change of Control Triggering Event:	The notes will be subject to repurchase at the option of the holders at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest if the Issuer experiences a Change of Control Triggering Event (as described in the Preliminary Prospectus Supplement dated February 7, 2018).

CUSIP / ISIN:	237194 AM7 / US237194AM73

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman Sachs & Co. LLC Wells Fargo Securities, LLC Fifth Third Securities, Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Deutsche Bank Securities Inc. Mizuho Securities USA LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Goldman Sachs & Co. LLC at 1-866-471-2526 or Wells Fargo Securities, LLC at 1-800-645-3751.

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